Exhibit 99.1

PRESS RELEASE
TSX:  KGN
NYSE AMEX: KGN

Keegan Appoints Robert Sali to Board of Directors

Vancouver, British Columbia, May 3, 2012: Keegan Resources Inc. (TSX and NYSE AMEX:KGN - “Keegan” or the “Company”) is pleased to announce that Robert Sali has been appointed a director of the company effective immediately.  Mr. Sali, a resident of Singapore, is an experienced mining financier who will serve as an independent director.

Mr. Sali began his career in the financial world in 1987 at the brokerage firms of Lévesque Beaubien Inc. and subsequently with BMO Nesbitt Burns. In 1999 he established the operation of Dundee Securities in western Canada, where he directed operations in the equity sales and trading departments.

Shawn Wallace, CEO of Keegan, commented upon the appointment: “I would like to welcome Mr. Sali to the board of directors of Keegan where his experience will prove invaluable. The Company is well financed with $197 million in cash and no debt. Our objective is to continue to focus on prudent deployment of this capital where it will maximize shareholder value.  Keegan’s management team is continuing its work to better understand and enhance the value of the multi-million ounce Esaase Gold Project through ongoing optimization studies, expansion drilling and strategic acquisitions.”

On Behalf of the Board of Directors,

Shawn Wallace
Chief Executive Officer, Director

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.